

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

<u>Via E-mail</u>
Ms. Lisa Walters-Hoffert
Chief Financial Officer
Dare Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, CA 92122

> **Re:** **Dare Bioscience, Inc.**
> **Form 8-K**
> **Exhibit No. 2.1 Agreement and Plan of Merger**
> **Filed November 12, 2019**
> **File No. 001-36395**

Dear Ms. Walters-Hoffert:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance